Tocqueville Trust
40 West 57th Street, 19th Floor
New York, New York 10019

March 29, 2019

VIA EDGAR TRANSMISSION

Mr. James E. O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Tocqueville Trust (the “Trust”)
1933 Act Registration File No. 033-08746
1940 Act Registration File No. 811-04840

Dear Mr. O’Connor:

This correspondence is being filed in response to the comments provided to Adam Smith of U.S. Bancorp Fund Services, LLC on July 9, 2018 with respect to the Post-Effective Amendment No. 59 to the Trust’s Registration Statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2018 (SEC Accession No. 0000894189-18-003082), for the purpose of registering Institutional Class shares of each series of the Trust.  A summary of the Staff’s comments, along with the Trust’s responses, is set forth below.  Undefined capitalized terms used herein have the same meaning as in the registration statement.  As of the date of this letter, the Trust has determined to register the Institutional Class shares (previously referred to as Class I shares) of The Tocqueville Gold Fund only.  The Staff’s comments, and the Trusts responses have been revised or removed entirely as applicable.  The Trust may register Institutional Class shares of The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville Gold Fund, The Tocqueville Phoenix Fund (formerly, the Delafield Fund) and the Tocqueville Select Fund at a later date.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.

The Registrant’s responses to your comments are as follows:

Summary Section - Fees and Expenses of the Fund

1.	Comment:	Please provide the completed Fees and Expenses of the Fund table and Expense Example in advance of the effective date of the registration statement.

Response:	The Trust responds by providing a complete version of the Fees and Expenses of the Fund table and Expense Example, as presented below:

Fees and Expenses of the Gold Fund

This table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the Gold Fund.

Gold Fund
Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a % of amount redeemed within 90 days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.87%
Other Expenses(1)	0.31%
Total Annual Fund Operating Expenses	1.18%
___________
(1)	Because Institutional Class shares are new, Other Expenses are based on Other Expenses for Investor Class shares of The Tocqueville Gold Fund for the fiscal year ended October 31, 2018.

Example

This example is intended to help you compare the cost of investing in the Fund’s Institutional Class shares with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$120	$375	$649	$1,432

2.	Comment:	Please note that Instruction 3(e) to Item 3 of Form N-1A provides that an expense limitation must be in place for no less than one year from the effective date of the Fund’s registration statement in order to show the impact in the fee table. In addition, please confirm that there is no recoupment of the waived fees.

Response:
The Trust responds by supplementally confirming that any applicable expense limitation agreement will be in place for at least one year from the effective date of the Fund’s registration statement.  The Trust further responds by confirming that the Funds have not yet recouped previously waived management fees.

3.	Comment:	Please state that sales load and account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less. See Instruction 1(a) to Item 4(b)(2) of Form N-1A.

Response:	The Trust responds by supplementally confirming that the Fund is not sold with a sales load or account fee, and, therefore, Instruction 1(a) to Item 4(b)(2) of Form N-1A is not applicable.

Purchase and Sale of Fund Shares, Taxes and Financial Intermediary Compensation – Tax Information

4.	Comment:	Because you have chosen to add a reference to tax-deferred arrangements to the language required by Item 7 of Form N-1A, please add disclosure similar to the following at the end of the sentence to avoid the possibility that investors may believe that they will not be taxed upon withdrawal from a tax-deferred arrangement: “in which case you may be taxed upon withdrawal of monies from the tax-deferred arrangement.”

Response:	The Trust responds by making the requested revision.

Shareholder Information – Frequent Trading

5.	Comment:	The Staff suggests that the Trust disclose that the Fund, the Adviser or their designees will have the ability, pursuant to Rule 22c-2 under the 1940 Act, to request information from financial intermediaries, such as 401(k) plan administrators, trust companies and broker dealers, concerning trades placed in Omnibus Accounts, in order to attempt to monitor trades that are placed by the underlying shareholders of these Omnibus Accounts.

Response:
The Trust notes the purpose of the below paragraph on page 34 of the Prospectus is to discuss the Fund’s extremely limited ability to detect frequent trading.  Further, regardless of the Fund’s ability to request trade information from financial intermediaries, the financial intermediaries are under no obligation to provide such information to the Fund.

Accordingly, the Trust responds by respectfully declining to make revisions associated with this comment.

“The Fund does not always know and cannot always reasonably detect frequent trading which may occur or be facilitated by financial intermediaries, particularly with regard to trading by shareholders in omnibus accounts.  There may exist multiple tiers of omnibus accounts within a financial intermediary, which may further compound the difficulty to the Fund and its agents of detecting frequent trading in omnibus accounts.  In addition, some financial intermediaries, particularly with respect to group retirement plans, do not have the ability to apply the Fund’s frequent trading policies and procedures to the underlying shareholders investing in the Fund, either because they do not have the systems capability to monitor such trades or they do not have access to relevant information concerning the underlying accounts. In these cases, the Fund will not be able to determine whether frequent trading by the underlying shareholders is occurring.  Accordingly, the ability of the Fund to monitor and detect frequent trading through omnibus accounts is extremely limited, and there is no guarantee that the Fund will be able to identify shareholders who may be engaging in frequent trading through omnibus accounts or to curtail such trading.  In seeking to identify and prevent frequent trading in omnibus accounts, the Fund will consider the information that is actually available to them at the time and attempt to identify suspicious trading patterns on the omnibus account level.”

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

Adam W. Smith